SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: April 20, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 20, 2005, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced that the Board of Directors met on April 18, 2005, to discuss the agenda for the Annual General Shareholders' Meeting. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced that the Board of Directors met on April 18, 2005, to discuss the agenda for the Annual General Shareholders' Meeting.

Exhibit 99

PRESS RELEASE

ROSTELECOM PROPOSES 24.9% INCREASE IN TOTAL DIVIDEND AMOUNT FOR 2004

ANNUAL GENERAL SHAREHOLDERS' MEETING TO BE HELD ON JUNE 25, 2005

Moscow - April 20, 2005 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced that the Board of Directors met on April 18, 2005, to discuss the agenda for the Annual General Shareholders' Meeting.

Rostelecom's Annual General Shareholders' Meeting (hereinafter - AGM) will be held on June 25, 2005 at the Company's Bekasovo Training Center (Moscow region, Naro-Fominsky district).

Shareholders of record at May 6, 2005 will be entitled to participate in the AGM and receive dividends.

The Board of Directors has recommended the following annual dividends for 2004 to the Annual General Shareholders' Meeting:

  RUR 2.9738 per preferred share. The total amount of dividends to be paid to holders of preferred shares will amount to RUR 722.1 million or 10.0% of 2004 RAS net profit;
  RUR 1.4593 per ordinary share. The total amount of dividends to be paid to holders of ordinary shares will amount to RUR 1,063.3 million or approximately 14.7% of 2004 RAS net profit;
  The total amount of the proposed dividend for 2004 is RUR 1,785.5 million, representing a 24.9% increase compared to 2003.

Holders of the American Depositary Receipts will receive payment in accordance with the 1:6 ratio of ADR to ordinary shares. ADR holders will receive the dividend in US dollars through their usual financial intermediary.

Further details on the agenda and other issues related to the AGM as well as information on dividend payment procedures will be made available in the Corporate Governance section of the Investor Center of Rostelecom's website at http://www.rt.ru/en/icenter/administration/meeting/.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S.Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.